LL

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

SEC

17008772

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CN Roosevelt, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Tryon Street, Suite 1700
(No. and Street)

Charlott	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CN Roosevelt, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ELAINE D. SMITH NOTARY PUBLIC HARFORD COUNTY, MARYLAND EXP 6-26-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CN ROOSEVELT, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CN ROOSEVELT, LLC

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CN Roosevelt, LLC

We have audited the accompanying financial statements of CN Roosevelt, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CN Roosevelt, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CN Roosevelt, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CN Roosevelt, LLC financial statements. The information is the responsibility of CN Roosevelt, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CN ROOSEVELT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	21,468
Accounts receivable		9,843
Total current assets		31,311
Total assets	$	31,311

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	12,501
Due to Parent		3,960
Total current liabilities		16,461
Members' Equity		14,850
Total Liabilities and members' equity	$	31,311

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Commissions and 12b-1 fees	$	70,028
Total Revenue		70,028
OPERATING EXPENSES:		
Compensation and benefits		57,754
Legal and professional fees		15,548
Services agreement – related parties		20,775
Regulatory fees		2,300
Miscellaneous expenses		1,350
Total expenses		97,727
(Loss) before income taxes	$	(27,699)
Provision for income tax		--
NET LOSS	$	(27,699)

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1, 2016	$37,549
Net income (loss)	(27,699)
Contribution of expenses paid by member	25,000
Cancellation of note receivable from former owner	(20,000)
MEMBERS' EQUITY, DECEMBER 31, 2016	$14,850

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES

Net Income (loss)	$ (27,699)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Expensses paid by parent Contributed as Ca[ital	25,000
Accounts and Commission Receivable	(1,830)
Accounts Payable and Accrued Expenses	(998)
Due to Parent	3,960
Net cash provided by Operating Activities	(1,567)
Net cash increase for period	(1,567)
Cash at beginning of period	23,035
Cash at end of period	$ 21,468

SUPPLEMENTAL CASH FLOW INFORMATION

Member Contributions arising from operating expenses paid by Member	$ 25,000
Prior owner withdrawal arising from cancellation of Receivable from prior owner	$ (20,000)

The accompanying notes are an integral part of the financial statements

CN ROOSEVELT, LLC
Notes to Financial Statements
December 31, 2016

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

CN Roosevelt, LLC ("Roosevelt" or the "Company") changed its name and converted from a corporation to an LLC on October 10, 2016. The former corporation was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. Activities of the Company have been limited principally to brokering shares of mutual funds and sales of variable annuity contracts. 100% of the Company's shares were sold during May 2016 to Columbus Nova MB, LLC. The Sale was approved by FINRA under Rule 1017. In 2017 it is anticipated that the Company will principally work with companies that have a relationship with its parent company that are involved in M&A transactions and are raising additional equity and debt capital.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2016.

Securities Transactions and Revenue

Securities transactions and commission revenues are recognized on a trade-date basis as earned and deemed to be collectible. Related commissions expenses are recorded at the date that related revenues are recognized.

Accounts Receivable

Commissions receivable are stated at the amount due from mutual funds and insurance companies. The Company provides an allowance for uncollectible receivables, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2016, management considers all commissions receivable as collectible, therefore an allowance for uncollectible amounts is not necessary.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

Effective October 2016, the Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. Prior to October 2016, the Company was a corporation with a net operating loss carryforward that expired upon the conversion to a LLC. The taxable income through 2016 was offset by the net operating loss carryforward.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through the date the financial statements were issued.

Note B - Net Capital

The Company, as a registered broker dealer, is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of 14,358, which was, 9,358 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.15 1.0.

Note C - Related Parties

The Company had a service agreement in place with a prior sister company, Bluegrass Capital Advisors, LLC, which provided for monthly personnel, occupancy, utilities, and equipment. This agreement ended in May 2016 and For the year ended December 31, 2016, the Company incurred expenses of $8,125 related to this arrangement, all of which was paid within the year. The Company entered into a similar service agreement with the current parent and has paid or accrued $12,950 in expenses pursuant to the agreement. At December 31, 2016 the Company owes its Parent $3,960 in connection with this agreement.

CN ROOSEVELT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	14,850
TOTAL EQUITY		14,850
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable		(492)
NET CAPITAL	$	14,358
AGGREGATE INDEBTEDNESS:		
TOTAL AGGREGATE INDEBTEDNESS	$	16,461
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		9,358
Excess net capital at 120 percent		8,358
Percentage of aggregate indebtedness to net capital		115%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS Report as of 12/31/2016

CN ROOSEVELT, LLC
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CN Roosevelt, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) CN Roosevelt, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CN Roosevelt, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) CN Roosevelt, LLC stated that CN Roosevelt, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CN Roosevelt, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CN Roosevelt, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

200 South Tryon Street, Suite 1700
Charlotte, NC 28202
Tel: +1.704.285.6500

CN Roosevelt

CN Roosevelt, LLC Exemption Report

CN Roosevelt, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

By:
Title: CFO
February 27, 2017